UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 24, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave. NW, Third Floor, Washington, DC 20009

(Address of principal executive offices) (ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 8.	Certain Unregistered Sales of Equity Securities

Pursuant to the distribution support agreement, (the "Distribution Support Agreement"), if Adjusted Funds From Operations (“AFFO”) in any calendar quarter during the distribution support period is less than the amount that would produce a 15% annualized return, then Fundrise, LP is obligated to purchase common shares of Fundrise Real Estate Investment Trust, LLC (the “Company”), following the end of such quarter at the greater of the then NAV per share or $10.00 for an aggregate purchase price equal to the amount by which AFFO for such quarter is less than the 15% annualized amount.

Accordingly, as a result of the Company’s AFFO for the fiscal quarter ended December 31, 2016, as described further under Item 9 “Other Events” below, Fundrise, LP is obligated to purchase 19,783 shares of the Company's common shares for $197,830 under the Distribution Support Agreement, which will conclude Fundrise, LP’s total commitment under the Distribution Support Agreement. The purchase of such common shares is required to be completed by February 14, 2017.

The distribution support period expires upon the earlier to occur of (i) the purchase by Fundrise, LP of an aggregate of $1,000,000 of the Company’s common shares or (ii) December 31, 2017. Upon completion of the aforementioned purchase, Fundrise, LP will have purchased an aggregate of $1,000,000 of the Company’s common shares, and thus will have fulfilled its commitment under the Distribution Support Agreement and its obligation thereunder is thereby extinguished.

The offer and sale of the common shares from the Company to Fundrise, LP was made upon reliance on the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933.

Item 9.	Other Events

Unaudited Adjusted Funds From Operations for Fiscal Quarter Ended December 31, 2016

(In thousands)

On January 24, 2017, the Company announced that its AFFO for the fiscal quarter ended December 31, 2016, was as follows:

Reconciliation of Net Income/(Loss) in Accordance with GAAP to AFFO
Net income / (loss) in accordance with GAAP (Unaudited)	$1,137
Adjustment for gains or losses on sale	-
Adjustment for extraordinary items, results of discontinued operations and cumulative effects of accounting changes	-
Depreciation of real estate	-
Other amortization	-
Unconsolidated joint ventures	-
Other adjustments to reconcile GAAP to FFO	-
Funds from operations (“FFO”)	$1,133
Amortization or accrual of deferred costs	-
Unrealized gains and losses	(132)
Adjusted funds from operations (“AFFO”)	$1,005

The adjustment for unrealized gains and losses is based on our computation of net asset value for the fiscal quarter ended December 31, 2016. This amount reflects unrealized gains solely on our investments, and does not consider other potential fair value adjustments that may be reflected in our net asset value per share computation.

Asset Updates

Senior Mortgage Loan – Fairmont - Update

On January 20, 2016, we directly acquired a first mortgage loan with a maximum principal balance of $4,600,000 (the “Fairmont Senior Loan”). The borrower, Fairmont Flats, LLC, a Georgia limited liability company (the “Fairmont Controlled Subsidiary”), was expected to use the loan proceeds for the conversion of a property, located at 1429 Fairmont Avenue NE, Atlanta, GA 30318 (the “Fairmont Property”), from industrial to retail. The Fairmont Senior Loan is secured by the Fairmont Property.  Other than with regard to the Fairmont Controlled Subsidiary Investment, and certain other real estate transactions, neither our Manager nor we are affiliated with Fairmont.

On January 19, 2017, the Fairmont Controlled Subsidiary paid off the investment for the full amount of the Fairmont Senior Loan principal drawn to date. All interest payments were paid in full during the investment period, amounting to approximately 12% interest received per annum. Principal drawn to date amounted to $2,576,540 as of the redemption date. The Fairmont Controlled Subsidiary successfully refinanced with a new $5,182,500 longer-term local bank loan at a lower rate.

Controlled Subsidiary Investment – Fairmont - Update

On January 20, 2016, we directly acquired ownership of a “majority-owned subsidiary”, the Fairmont Controlled Subsidiary, in which we had the right to receive a preferred economic return for a purchase price of $910,000, which is the initial stated value of our equity interest in the Fairmont Controlled Subsidiary (the “Fairmont Controlled Subsidiary Investment”). Other than with regard to the Fairmont Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with Kim King, the sponsor of the project, which oversees day-to-day operations of the Fairmount Controlled Subsidiary.

On January 19, 2017, the Fairmont Controlled Subsidiary redeemed us for the full amount of the Fairmont Controlled Subsidiary Investment, including the annualized 16% preferred return thereon. The redemption amount was repaid after the Fairmont Controlled Subsidiary Investment successfully refinanced with a new $5,182,500 longer-term local bank loan at a lower rate.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated November 24, 2015, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:       January 25, 2017